Exhibit 12

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor								Predecessor
	Three Months Ended		For the Year Ended		For the Year Ended		May 1 through		January 1 through		For the Year Ended	For the Year Ended
	March 31,		December 31,		December 31,		December 31,		April 30,		December 31,	December 31,
Millions of dollars, ratio data	2013		2012		2011		2010		2010		2009	2008
Income (loss) from continuing operations before income taxes	$1,263		$4,185		$3,531		$1,731		$6,947		$(4,096)	$(7,986)
Deduct income (loss) from equity investments	59		143		216		86		84		(181)	38
Add distributions of earnings from equity investments	9		147		206		34		18		26	98

Earnings adjusted for equity investments	1,213		4,189		3,521		1,679		6,881		(3,889)	(7,926)
Fixed charges:
Interest expense, gross	71		655		1,044		545		713		1,795	2,476
Portion of rentals representative of interest	23		93		95		56		35		104	183

Total fixed charges before capitalized interest	94		748		1,139		601		748		1,899	2,659
Capitalized interest	3		9		8		2		4		35	13

Total fixed charges including capitalized interest	97		757		1,147		603		752		1,934	2,672

Earnings before fixed charges	$1,310		$4,946		$4,668		$2,282		$7,633		$(1,955)	$(5,254)

Ratio of earnings to fixed charges(a)	13.51	x	6.53	x	4.07	x	3.78	x	10.15	x	—	—

(a)	For the years 2009 and 2008, earnings were insufficient to cover fixed charges by $3,889 million and $7,926 million, respectively.